Exhibit 99.1

Similarweb Appoints Hubspot CMO Kipp Bodnar to Board of Directors

TEL AVIV, Israel – August 14, 2024 – Similarweb Ltd. (NYSE: SMWB), a leading digital market intelligence company, is proud to announce the appointment of Kipp Bodnar to its Board of Directors, effective September 5, 2024. Bodnar, currently Chief Marketing Officer at HubSpot (NYSE: HUBS), brings a wealth of experience in scaling SaaS businesses, driving growth, and enhancing customer engagement on a global scale.
"We are excited to welcome Kipp to our board,” said Or Offer, Co-Founder and CEO of Similarweb. “His proven track record at HubSpot, where he played a key role in shaping the company’s marketing strategy and driving exponential growth, aligns perfectly with Similarweb’s mission to empower businesses with unparalleled digital insights. Kipp’s expertise will be instrumental as we continue to expand our market leadership and deliver even greater value to our customers."
Kipp Bodnar shared his enthusiasm about joining the board, saying, "I am thrilled to join the Similarweb team, a company I have long admired for its innovative approach to digital intelligence. The parallels between my work at HubSpot and Similarweb's goals are clear, and I look forward to partnering with the team and contributing to the company’s continued success in the rapidly evolving digital landscape."
Bodnar is the Chief Marketing Officer of HubSpot, where he sets the global marketing strategy to drive awareness and demand for HubSpot’s products. Before becoming CMO, Kipp served as Vice President of Marketing, overseeing global demand generation, building out the EMEA and APAC marketing teams, and managing field marketing, localization, strategic partnerships, and social media. Additionally, Kipp is a marketing advisor for several SaaS companies and co-author of The B2B Social Media Book. He holds a BA in journalism from Marshall University.
Bodnar’s appointment comes as Similarweb continues to expand its offerings and global reach while accelerating its revenue growth and profitability. His experience in building and leading successful marketing strategies at HubSpot will bring valuable insights and expertise to Similarweb’s board, further strengthening the company’s strategic direction.

Exhibit 99.1

About Similarweb
Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.

Press:
David F. Carr
Similarweb
david.carr@similarweb.com

Investors:
Rami Myerson
Similarweb
rami.myerson@similarweb.com

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